Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

ASX RELEASE

Security Matters enters into Standby Equity Facility

Melbourne, Australia, 11 August 2022: Security Matters Limited (ASX:SMX) (“SMX” or “the Company”) is pleased to announce that it has entered into a standby equity deed (“Deed”) with Evolution Capital Pty Ltd (“Evolution Capital”).

The agreement will give Security Matters up to $2 million of standby equity capital over the next three months. Proceeds will be used for working capital including transaction costs for the Lionheart Merger announced on 26 July 2022.

Under the Agreement, SMX retains full control of the subscription process, with the discretion as to whether or not to request share placements to Evolution Capital, the timing of the share placements and the maximum number of shares to be requested to be issued under each placement. Each placement is conditional on SMX having available placement capacity under LR 7.1. and LR 7.1A The Company’s current capacity under LR 7.1 is 18,858,239 equity securities and 16,553,226 equity securities under 7.1A.

There is no lock-up, Evolution Capital can trade or otherwise deal in the shares immediately on issue.

Under the Deed, Evolution Capital can call for up to 2,000,000 Security Shares to ensure that it has the ability to meet settlement obligations for any on-market trade conducted by Evolution Capital.

A summary of the material terms of the Deed are set out in Annexure A.

ENDS.

By order of the Chief Executive Officer.

For further information, please contact:

Media Enquiries

Melissa Hamilton

Media and Capital Partners

P: 04 1775 0274

E: Melissa.hamilton@mcpartners.com.au

About Security Matters Limited

Security Matters has commenced the commercialisation of its unique, patented technology that uses a hidden chemical-based ‘barcode’ to permanently and irrevocably ‘mark’ any object, be it solid, liquid or gas. The barcode is read using the company’s unique ‘reader’ to access the corresponding stored data, recorded and protected using blockchain technology.

Follow us through our social channel @secmattersltd

Security Matters Ltd | ABN 78 626 192 998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

About Lionheart III Corp.

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Security Matters Ltd | ABN 78 626 192 998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement to be filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Security Matters Ltd | ABN 78 626 192 998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Annexure A—Material Terms of the Standby Equity Deed

Terms	Detail

Total Committment	Aggregate maximum of A$2 million. SMX has no obligation to make a drawdown on the facility.

Commitment period	Until 31 October 2022

Maximum requested amount per placement	Number of shares available under ASX LR 7.1 and ASX LR 7.1A of the facility limit of A$2 million.

Purchase price per Share	Greater of: • 91.5% of the of the volume weighted average price of Shares during the relevant Valuation Period as notified to the Company by Evolution Capital; and • A floor price of A$0.17.

Security Shares	SMX will issue Evolution Capital, up to 2,000,000 security shares at a deemed price of 91.5% of the volume weighted average price for the day before the issue. These security shares may be used by Evolution Capital in place of a new share issue at the discretion of Evolution Capital. Further Security Shares may be called by Evolution.

Fees	No Fees will be payable to Evolution Capital other than A$10,000 on account of legal fees.

Warranties	Various standard warranties are given in terms of capacity and authorisation, valid obligations, breachs and defaults, solvency, validity of shares and share capital, third party rights, no encumbrances and compliance with continuous disclosure

Termination	Termination occurs on the expiry date, being 31 October 2022.

Other terms	The agreement is subject to the laws of NSW, Australia. Other standard terms such as notices, confidentiality, indemnities for breach of warranties, assignment and waivers.

Security Matters Ltd | ABN 78 626 192 998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000